EXHIBIT 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information on pages 1-14 of this exhibit concerning TOTAL SE and all of its direct and indirect consolidated companies located in or outside of France (collectively, “TOTAL” or the “Group”) with respect to the fourth quarter 2020 and year ended December 31, 2020 has been derived from TOTAL’s unaudited consolidated balance sheets as of December 31, 2020, unaudited statements of income, comprehensive income, cash flow and business segment information for the fourth quarter 2020 and year ended December 31, 2020 and unaudited consolidated statements of changes in shareholders’ equity for the year ended December 31, 2020 presented on pages 15-29 of this exhibit.

The following discussion should be read in conjunction with the aforementioned financial statements and with the information, including TOTAL’s audited consolidated financial statements and related notes, provided in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission (“SEC”) on March 20, 2020, as amended on April 14, 2020.

A.	KEY FIGURES

4Q20	3Q20	4Q19	4Q20 vs 4Q19	in millions of dollars (except earnings per share and number of shares)	2020	2019	2020 vs 2019
37,943	33,142	49,280	-23%	Non-Group sales	140,685	200,316	-30%
1,824	1,459	3,879	-53%	Adjusted net operating income(a) from business segments	6,404	14,554	-56%
1,068	801	2,031	-47%	• Exploration & Production	2,363	7,509	-69%
254	285	794	-68%	• Integrated Gas, Renewables & Power	1,778	2,389	-26%
170	(88)	580	-71%	• Refining & Chemicals	1,039	3,003	-65%
332	461	474	-30%	• Marketing & Services	1,224	1,653	-26%
73	94	502	-85%	Net income (loss) from equity affiliates	452	3,406	-87%
0.31	0.04	0.97	-68%	Fully-diluted earnings per share ($)	(2.90)	4.17	ns
2,645	2,637	2,607	+1%	Fully-diluted weighted-average shares (millions)	2,621	2,618	-
891	202	2,600	-66%	Net income (Group share)	(7,242)	11,267	ns
3,432	2,184	4,291	-20%	Organic investments(b)	10,339	13,397	-23%
1,099	(272)	(80)	ns	Net acquisitions(c)	2,650	4,052	-35%
4,531	1,912	4,211	+8%	Net investments(d)	12,989	17,449	-26%
5,674	4,351	6,599	-14%	Cash flow from operations(e) of which:	14,803	24,685	-40%
1,342	980	46	x29	• (increase)/decrease in working capital	1,869	(1,718)	ns
(436)	(491)	(533)	ns	• financial charges	(1,938)	(2,069)	ns

From 2019, data take into account the impact of the new rule IFRS16 “Leases”, effective January 1, 2019.

(a)

Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See pages 3 et seq. “Analysis of business segment results” below for further details.

(b)	“Organic investments” = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.
(c)	“Net acquisitions” = acquisitions - assets sales - other transactions with non-controlling interests (see page 13).
(d)	“Net investments” = organic investments + net acquisitions (see page 13).
(e)	See also “C. Group results – Cash Flow” on page 9 of this exhibit and the reconciliation table for different cash flow figures set forth under “Cash Flow” on page 13 of this exhibit.

Environment* — liquids and gas price realizations, refining margins

4Q20	3Q20	4Q19	4Q20 vs 4Q19		2020	2019	2020 vs 2019
44.2	42.9	63.1	-30%	Brent ($/b)	41.8	64.2	-35%
2.8	2.1	2.4	+15%	Henry Hub ($/Mbtu)	2.1	2.5	-16%
5.6	2.9	5.1	+10%	NBP ($/Mbtu)**	3.3	4.9	-31%
8.0	3.6	5.8	+39%	JKM ($/Mbtu)***	4.4	5.5	-20%
41.0	39.9	59.1	-31%	Average price of liquids ($/b) Consolidated subsidiaries	37.0	59.8	-38%
3.31	2.52	3.76	-12%	Average price of gas ($/Mbtu) Consolidated subsidiaries	2.96	3.88	-24%
4.90	3.57	6.52	-25%	Average price of LNG ($/Mbtu) Consolidated subsidiaries and equity affiliates	4.83	6.31	-24%
4.6	-2.7	30.2	-85%	Variable cost margin –Refining Europe, VCM ($/t)	11.5	34.9	-67%

* The indicators are shown on page 14.

** NBP (National Balancing Point) is a virtual natural gas trading point in the United Kingdom for transferring rights in respect of physical gas and which is widely used as a price benchmark for the natural gas markets in Europe. NBP is operated by National Grid Gas plc, the operator of the UK transmission network.

*** JKM (Japan-Korea Marker) measures the prices of spot LNG trades in Asia. It is based on prices reported in spot market trades and/or bids and offers collected after the close of the Asian trading day at 16:30 Singapore time.

The average LNG sales price rebounded by 37% in the fourth quarter 2020 compared to the previous quarter, due to the seasonality of demand and the delayed impact of higher oil prices in the third quarter 2020 on long-term LNG contracts.

Production*

4Q20	3Q20	4Q19	4Q20 vs 4Q19		2020	2019	2020 vs 2019
2,841	2,715	3,113	-9%	Hydrocarbon production (kboe/d)	2,871	3,014	-5%
1,238	1,196	1,452	-15%	● Oil (including bitumen) (kb/d)	1,298	1,431	-9%
1,603	1,519	1,661	-3%	● Gas (including condensates and associated NGL) (kboe/d)	1,573	1,583	-1%

4Q20	3Q20	4Q19	4Q20 vs 4Q19		2020	2019	2020 vs 2019
2,841	2,715	3,113	-9%	Hydrocarbon production (kboe/d)	2,871	3,014	-5%
1,483	1,437	1,714	-13%	● Liquids (kb/d)	1,543	1,672	-8%
7,406	6,973	7,563	-2%	● Gas (Mcf/d)**	7,246	7,309	-1%

* Group production = production of Exploration & Production segment (EP) + production of Integrated Gas, Renewables & Power segment (iGRP).

** 4Q19 and 2019 data restated.

Hydrocarbon production was 2,841 thousand barrels of oil equivalent per day (kboe/d) in the fourth quarter 2020, a decrease of 9% year-on-year, comprised of:

•	-5% due to compliance with OPEC+ quotas, notably in Nigeria, the United Arab Emirates and Kazakhstan, as well as voluntary reductions in Canada and disruptions in Libya.
•	-1% due to portfolio effect, notably linked to the sale of assets in the United Kingdom and Block CA1 in Brunei.
•	+3% due to the start-up and ramp-up of new projects, notably North Russkoye in Russia, Tempa Rossa in Italy, Johan Sverdrup in Norway, Iara in Brazil and Culzean in the United Kingdom.
•	-3% due to the natural decline of fields.
•	-3% due to maintenance and unplanned outages, notably in Norway.

Hydrocarbon production was 2,871 kboe/d for the full-year 2020, a decrease of 5% compared to 3,014 kboe/d in 2019, comprised of:

•	-5% due to compliance with OPEC+ quotas, notably in Nigeria, the United Arab Emirates and Kazakhstan, as well as voluntary reductions in Canada and disruptions in Libya.
•	+5% due to the ramp-up of recently started projects, notably Culzean in the United Kingdom, Johan Sverdrup in Norway, Iara in Brazil, Tempa Rossa in Italy and North Russkoye in Russia.
•	-3% due to the natural decline of fields.
•	-2% due to maintenance, and unplanned outages, notably in Norway.

Fourth quarter 2020 and full-year 2020 results

The Group’s fourth quarter results rebounded from the previous quarter in a context where oil prices stabilized above $40 per barrel, due to strong OPEC+ discipline, and where gas prices rose sharply in Europe and Asia, but where refining margins remained depressed, still affected by low demand and high inventories. In this context, the Group demonstrated its ability to benefit from an overall more favorable environment with adjusted net income1 up by more than 50% compared to third quarter 2020 to $1.3 billion in the fourth quarter 2020 and to $4.1 billion for the full-year 2020 (compared to $11.8 billion for the full-year 2019) and cash flow (DACF)2 at $4.9 billion in the fourth quarter 2020 and $17.6 billion for the full-year 2020 (down 33% and 37%, respectively, compared to fourth quarter and full year 2019 figures).

TOTAL faced two major crises in 2020: the COVID-19 pandemic that severely affected global energy demand, and the oil crisis that drove the Brent price below $20 per barrel in the second quarter. In this particularly difficult context, the Group implemented an immediate action plan and proved its resilience thanks to the quality of its portfolio (production cost of $5.1 per boe, the lowest among its peers) and its integrated model with cash flow (DACF) generation of nearly $18 billion. It posted adjusted net income of $4.1 billion and, thanks to strong discipline on investments ($13 billion, down 26%) and costs ($1.1 billion in savings), the organic cash breakeven3 was $26 per barrel.

2020 represents a pivotal year for the Group’s strategy with the announcement of its ambition to get to net zero emissions (Net Zero), together with society. The Group affirms its plan to transform itself into a broad energy company to meet the dual challenge of the energy transition: more energy, less emissions. Thus, the Group’s profile will be transformed over the 2020-30 decade: the growth of energy production will be based on two pillars, LNG and Renewables & Electricity, while oil products are expected to fall from 55% to 30% of sales. To anchor this transformation, the Group will propose to its shareholders at the Annual General Meeting on May 28, 2021, to change its name to TotalEnergies. They will thus have the opportunity to endorse this strategy and the underlying ambition to transition to carbon neutrality.

In 2020, TOTAL secured its investments in Renewables & Electricity ($2 billion) and accelerated the implementation of its strategy to grow renewables, adding 10 GW to its portfolio. With the acquisition at the start of 2021 of a 20% stake in Adani Green Energy Limited (AGEL), one of the largest solar developer in the world, and of portfolios of projects in the United States, the Group now has a portfolio that should give it gross installed capacity, under construction and in development of 35 GW by 2025 with more than 20 GW already benefiting from long-term power purchase agreements.

1 Adjusted net income refers to adjusted net operating income, adjusted for special items, inventory valuation effect and the effect of changes in fair value. See pages 3 et seq. “Analysis of business segment results” below for further details.

2 Cash flow refers to DACF. “DACF” = debt adjusted cash flow, is defined as cash flow from operating activities before changes in working capital at replacement cost, without financial charges.

3 “Organic cash breakeven” refers to pre-dividend organic cash breakeven, defined as the Brent price for which the operating cash flow before working capital changes covers the organic investments.

B.	ANALYSIS OF BUSINESS SEGMENT RESULTS

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision- maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. In certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS, which requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. In addition, TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. Furthermore, TOTAL enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TOTAL’s interim consolidated financial statements, see pages 23-29 of this exhibit.

The Group measures performance at the segment level on the basis of adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

B.1.    Integrated Gas, Renewables & Power segment (iGRP)

Production and sales of Liquefied natural gas (LNG) and electricity

4Q20	3Q20	4Q19	4Q20 vs 4Q19	Hydrocarbon production for LNG	2020	2019	2020 vs 2019
532	518	624	-15%	iGRP (kboe/d)	530	560	-5%
65	70	74	-12%	● Liquids (kb/d)	69	71	-4%
2,549	2,445	2,939	-13%	● Gas (Mcf/d)*	2,519	2,656	-5%

4Q20	3Q20	4Q19	4Q20 vs 4Q19	Liquefied Natural Gas in Mt	2020	2019	2020 vs 2019
10.0	8.1	10.6	-6%	Overall LNG sales	38.3	34.3	+12%
4.3	4.3	4.2	+2%	● including sales from equity production**	17.6	16.3	+8%
8.0	6.6	9.6	-17%	● including sales by TOTAL from equity production and third party purchases	31.1	27.9	+12%

* 4Q19 and 2019 data restated.

** The Group’s equity production may be sold by TOTAL or by joint ventures.

4Q20	3Q20	4Q19	4Q20 vs 4Q19	Renewables & Electricity	2020	2019	2020 vs 2019
7.0	5.1	3.0	x2.4	Gross renewables installed capacity (GW)*	7.0	3.0	x2.4
17.5	14.2			Gross renewables installed or in development capacity with PPA (GW)*	17.5
4.3	4.1	3.5	+20%	Net power production (TWh)**	14.1	11.4	+24%
1.2	1.0	0.6	+87%	● including power production from renewables	4.0	2.0	+97%
5.6	4.4	4.1	+37%	Clients power – BtB and BtC (Million)*	5.6	4.1	+37%
2.7	1.7	1.7	+59%	Clients gas – BtB and BtC (Million)*	2.7	1.7	+59%
13.5	10.2	12.9	+5%	Sales power – BtB and BtC (TWh)	47.3	46.0	+3%
31.5	13.5	29.4	+7%	Sales gas – BtB and BtC (TWh)	95.8	95.0	+1%

* Capacity at end of period.

** Solar, wind, biogas, hydroelectric and combined-cycle gas turbine (CCGT) plants.

Hydrocarbon production for LNG in the fourth quarter 2020 decreased by 15% compared to the fourth quarter 2019, notably due to the shutdown of Snøhvit LNG following a fire at the end of September 2020.

Total LNG sales increased by 12% in 2020 compared to 2019 thanks to the start-up of three trains at Cameron LNG in the United States, the ramp-up of Yamal LNG in Russia and Ichthys LNG in Australia and the increase in trading activities.

Gross installed renewable power generation capacity more than doubled during the year to reach 7 GW at the end of the fourth quarter 2020, notably thanks to the acquisition in India of 50% of a 3 GWp portfolio from the Adani Group.

The Group continues to implement its strategy to integrate along the electricity and gas chain in Europe and has increased the number of its electricity and gas customers by 1.5 million and 1 million since 2019, respectively, notably thanks to the finalization of the acquisition in the fourth quarter 2020 of a portfolio of customers from Energías de Portugal in Spain.

Net electricity production was 4.3 TWh in the fourth quarter 2020, an increase of 20% compared to last year, notably due to the doubling of renewable electricity production and the acquisition of four CCGT (combined cycle gas turbine) power stations in France and Spain.

Sales of electricity and gas in the fourth quarter 2020 increased by 5% and 7%, respectively, compared to the fourth quarter 2019 due to the growth in the number of customers.

Results

4Q20	3Q20	4Q19	4Q20 vs 4Q19	in millions of dollars	2020	2019	2020 vs 2019
5,231	1,995	4,292	+22%	Non-Group sales	15,629	18,167	-14%
(64)	253	326	ns	Operating income	(527)	1,184	ns
149	225	391	-62%	Net income (loss) from equity affiliates and other items	794	2,330	-66%
7	(266)	104	-93%	Tax on net operating income	71	(741)	ns
92	212	821	-88%	Net operating income	338	2,773	-88%
162	73	(27)	ns	Adjustments affecting net operating income	1,440	(384)	ns
254	285	794	-68%	Adjusted net operating income*	1,778	2,389	-26%
97	99	353	-73%	• including income from equity affiliates	375	1,009	-63%
1,007	450	684	+47%	Organic investments	2,720	2,259	+20%
577	36	(13)	ns	Net acquisitions	2,183	3,921	-44%
1,584	486	671	x2.4	Net investments	4,903	6,180	-21%

 * Detail of adjustment items shown in the business segment information starting on page 23 of this exhibit.

Adjusted net operating income for the iGRP segment was $254 million in the fourth quarter 2020 compared to $794 million in the fourth quarter 2019, and $1,778 million for the full-year 2020, a decrease of 26% compared to the full-year 2019, mainly due to the decrease in the LNG price.

Adjusted net operating income for the Integrated Gas, Renewables & Power segment excludes special items. In the fourth quarter 2020, the exclusion of special items had a positive impact of $162 million on the segment’s adjusted net operating income, compared to a negative impact of $27 million in the fourth quarter 2019. For the full-year 2020, the exclusion of special items had a positive impact of $1,440 million on the segment’s adjusted net operating income, compared to a negative impact of $384 million for the full-year 2019.

In the fourth quarter 2020, the segment’s operating cash flow excluding (i) the change in working capital at replacement cost4, (ii) financial charges, except those related to leases and (iii) the mark-to-market effect of iGRP’s contracts, and including capital gain from renewable project sale (effective first quarter 2020) and organic loan repayment from equity affiliates was $1,072 million, a decrease of 21% compared to $1,356 million in the fourth quarter 2019, due to the decrease in the price of LNG partially offset by a positive and increasing contribution from Renewables & Electricity. For the full-year 2020, the segment’s operating cash flow excluding (i) the change in working capital at replacement cost, (ii) financial charges, except those related to leases and (iii) the mark-to-market effect of iGRP’s contracts, and including capital gain from renewable project sale (effective first quarter 2020) and organic loan repayment from equity affiliates was $3,418 million, stable compared to $3,409 million for the full-year 2019.

In the fourth quarter 2020, the segment’s cash flow from operating activities excluding financial charges, except those related to leases was $575 million, a decrease of 62% compared to $1,527 million in the fourth quarter 2019. For the full-year 2020, the segment’s cash flow from operating activities excluding financial charges, except those related to leases was $2,129 million, a decrease of 38% compared to $3,461 million for the full-year 2019.

B.2. Exploration & Production segment

Production

4Q20	3Q20	4Q19	4Q20 vs 4Q19	Hydrocarbon production	2020	2019	2020 vs 2019
2,309	2,197	2,489	-7%	EP (kboe/d)	2,341	2,454	-5%
1,418	1,367	1,640	-14%	● Liquids (kb/d)	1,474	1,601	-8%
4,857	4,528	4,624	+5%	● Gas (Mcf/d)	4,727	4,653	+2%

Results

4Q20	3Q20	4Q19	4Q20 vs 4Q19	in millions of dollars (except effective tax rate)	2020	2019	2020 vs 2019
1,257	1,142	1,563	-20%	Non-Group sales	4,973	7,261	-32%
842	768	2,366	-64%	Operating income	(5,514)	10,542	ns
6	251	166	-96%	Net income (loss) from equity affiliates and other items	697	610	+14%

19.8%	32.9%	38.0%		Effective tax rate*	29.4%	41.5%
91	(243)	(893)	ns	Tax on net operating income	(208)	(4,572)	-95%
939	776	1,639	-43%	Net operating income	(5,025)	6,580	ns
129	25	392	-67%	Adjustments affecting net operating income	7,388	929	x8
1,068	801	2,031	-47%	Adjusted net operating income**	2,363	7,509	-69%
222	268	247	-10%	• including income from equity affiliates	928	996	-7%
1,569	1,266	2,617	-40%	Organic investments	5,519	8,635	-36%
548	(309)	(224)	ns	Net acquisitions	544	14	x38.9
2,117	957	2,393	-12%	Net investments	6,063	8,649	-30%

*

“Effective tax rate” = tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

**	Detail of adjustment items shown in the business segment information starting on page 23 of this exhibit.

Adjusted net operating income for the Exploration & Production segment was:

•	$1,068 million in the fourth quarter 2020 compared to $2,031 million in the fourth quarter 2019 due to the sharp drop in oil and gas prices and lower production.
•	$2,363 million for the full-year 2020 versus $7,509 million for the full-year 2019 for the same reasons.

Adjusted net operating income for the Exploration & Production segment excludes special items. In the fourth quarter 2020, the exclusion of special items had a positive impact of $129 million on the segment’s adjusted net operating income, compared to a positive impact of $392 million in the fourth quarter 2019. For the full-year 2020, the exclusion of special items had a positive impact of $7,388 million on the segment’s adjusted net operating income, compared to a positive impact of $929 million for the full-year 2019.

4 Operating cash flow excluding the change in working capital at replacement cost provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. 4Q19 and 2019 data restated. For information on the replacement cost method, refer to “B. Analysis of business segment results”, above.

In the fourth quarter 2020, the segment’s operating cash flow excluding the change in working capital at replacement cost5 and financial charges, except those related to leases, and including organic loan repayment from equity affiliates was $2,652 million, a decrease of 40% compared to $4,451 million in the fourth quarter 2019. For the full-year 2020, the segment’s operating cash flow excluding the change in working capital at replacement cost and financial charges, except those related to leases, and including organic loan repayment from equity affiliates was $9,684 million, a decrease of 46% compared to $18,030 million for the full-year 2019.

In the fourth quarter 2020, the segment’s cash flow from operating activities excluding financial charges, except those related to leases was $3,046 million, a decrease of 28% compared to $4,206 million in the fourth quarter 2019. For the full-year 2020, the segment’s cash flow from operating activities excluding financial charges, except those related to leases was $9,922 million, a decrease of 41% compared to $16,917 million for the full-year 2019.

B.3. Downstream (Refining & Chemicals and Marketing & Services segments)

Results

4Q20	3Q20	4Q19	4Q20 vs 4Q19	in millions of dollars	2020	2019	2020 vs 2019
31,445	30,004	43,419	-28%	Non-Group sales	120,066	174,878	-31%

690	261	1,054	-35%	Operating income	627	5,394	-88%
(63)	(233)	72	ns	Net income (loss) from equity affiliates and other items	(356)	423	ns
(262)	(238)	(103)	x2.5	Tax on net operating income	(456)	(1,068)	-57%
365	(210)	1,023	-64%	Net operating income	(185)	4,749	ns
137	583	31	x4.4	Adjustments affecting net operating income	2,448	(93)	ns
502	373	1,054	-52%	Adjusted net operating income*	2,263	4,656	-51%
840	449	950	-12%	Organic investments	2,023	2,395	-16%
80	2	158	-49%	Net acquisitions	32	118	-73%
920	451	1,108	-17%	Net investments	2,055	2,513	-18%

*Detail of adjustment items shown in the business segment information starting on page 23 of this exhibit.

In the fourth quarter 2020, the Downstream segment’s operating cash flow excluding the change in working capital at replacement cost5 and financial charges, except those related to leases, and including organic loan repayment from equity affiliates was $1,129 million, a decrease of 25% compared to $1,505 million in the fourth quarter 2019. For the full-year 2020, the Downstream segment’s operating cash flow excluding the change in working capital at replacement cost and financial charges, except those related to leases, and including organic loan repayment from equity affiliates was $4,652 million, a decrease of 30% compared to $6,617 for the full-year 2019.

In the fourth quarter 2020, the Downstream segment’s cash flow from operating activities excluding financial charges, except those related to leases was $2,162 million, an increase of 52% compared to $1,420 million in the fourth quarter 2019. For the full-year 2020, the segment’s cash flow from operating activities excluding financial charges, except those related to leases was $4,539 million, a decrease of 30% compared to $6,441 for the full-year 2019.

Refining & Chemicals segment

• Refinery and petrochemicals throughput and utilization rates

4Q20	3Q20	4Q19	4Q20 vs 4Q19	Refinery throughput and utilization rate*	2020	2019	2020 vs 2019
1,262	1,212	1,509	-16%	Total refinery throughput (kb/d)	1,292	1,671	-23%
247	267	282	-12%	• France	244	456	-46%
582	540	756	-23%	• Rest of Europe	618	754	-18%
433	405	471	-8%	• Rest of world	430	462	-7%
60%	57%	71%		Utilization rates based on crude only**	61%	80%

* Includes refineries in Africa reported in the Marketing & Services segment.

** Based on distillation capacity at the beginning of the year.

• Petrochemicals production and utilization rates

4Q20	3Q20	4Q19	4Q20 vs 4Q19	Petrochemicals production and utilization rate	2020	2019	2020 vs 2019
1,486	1,255	1,431	+4%	Monomers* (kt)	5,519	5,219	+6%
1,291	1,248	1,169	+10%	Polymers (kt)	4,934	4,862	+1%
90%	75%	92%		Vapocracker utilization rate**	83%	83%

* Olefins

** Based on olefins production from steamcrackers and their treatment capacity at the start of the year.

5 Operating cash flow excluding the change in working capital at replacement cost provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the replacement cost method, refer to “B. Analysis of business segment results”, above.

Refinery throughput volumes:

•

Decreased by 16% in the fourth quarter 2020 compared to the fourth quarter 2019, mainly due to high inventories of refined products and the drop in demand which notably led to the economic shutdown of the Donges refinery.

•

Decreased by 23% in 2020 year-on-year for the same reasons, as well as the prolonged shutdown of the distillation unit at the Normandy platform following the fire that affected the distillation unit at the end of 2019.

Monomer production:

•	Increased 4% in the fourth quarter 2020 year-on-year to 1,486 kt.
•	Increased 6% in 2020 year-on-year, supported by demand, and notably as a result of the 2019 planned maintenance on the steamcracker at Daesan in South Korea.

Polymer production:

•	Increased by 10% in the fourth quarter 2020 year-on-year to 1,291 kt, supported by demand, and due to planned maintenance in the fourth quarter 2019.
•	Stable for full-year 2020 compared to full-year 2019.

Results

4Q20	3Q20	4Q19	4Q20 vs 4Q19	in millions of dollars	2020	2019	2020 vs 2019
15,052	13,607	22,040	-32%	Non-Group sales	56,615	87,598	-35%

183	(361)	579	-68%	Operating income	(814)	3,342	ns
(54)	(247)	57	ns	Net income (loss) from equity affiliates and other items	(393)	322	ns
(93)	(51)	(3)	x31	Tax on net operating income	59	(470)	ns
36	(659)	633	-94%	Net operating income	(1,148)	3,194	ns
134	571	(53)	ns	Adjustments affecting net operating income	2,187	(191)	ns
170	(88)	580	-71%	Adjusted net operating income*	1,039	3,003	-65%
448	291	479	-6%	Organic investments	1,209	1,426	-15%
(2)	(1)	118	ns	Net acquisitions	(54)	(44)	ns
446	290	597	-25%	Net investments	1,155	1,382	-16%

*Detail of adjustment items shown in the business segment information starting on page 23 of this exhibit.

Adjusted net operating income for the Refining & Chemicals segment was:

•

down 71% year-on-year to $170 million in the fourth quarter 2020. The decrease was due to depressed refining margins resulting from weak demand, notably for distillates as a result of reduced air traffic.

•	down 65% year-on-year to $1,039 million in 2020, due to refining margin deterioration, partially offset by resilient petrochemical margins and outperformance of the trading activities.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. In the fourth quarter 2020, the exclusion of the inventory valuation effect had a negative impact of $192 million on the segment’s adjusted net operating income, compared to a negative impact of $117 million in the fourth quarter 2019. In the fourth quarter 2020 the exclusion of special items had a positive impact of $326 million on the segment’s adjusted net operating income, compared to a positive impact of $64 million in the fourth quarter 2019. For the full-year 2020, the exclusion of the inventory valuation effect had a positive impact of $1,165 million on the segment’s adjusted net operating income, compared to a negative impact of $371 million for the full-year 2019. For the full-year 2020, the exclusion of special items had a positive impact of $1,022 million on the segment’s adjusted net operating income, compared to a positive impact of $180 million for the full-year 2019.

In the fourth quarter 2020, the segment’s operating cash flow excluding the change in working capital at replacement cost5 and financial charges, except those related to leases, and including organic loan repayment from equity affiliates was $560 million, a decrease of 29% compared to $789 million in the fourth quarter 2019. For the full-year 2020, the segment’s operating cash flow excluding the change in working capital at replacement cost and financial charges, except those related to leases, and including organic loan repayment from equity affiliates was $2,472 million, a decrease of 39% compared to $4,072 for the full-year 2019. In the fourth quarter 2020, the segment’s cash flow from operating activities excluding financial charges, except those related to leases, was $1,514 million, an increase of 33% compared to $1,142 million in the fourth quarter 2019. For the full-year 2020, the segment’s cash flow from operating activities excluding financial charges, except those related to leases, was $2,438 million, a decrease of 36% compared to $3,837 million for the full-year 2019.

B.4. Marketing & Services segment

Petroleum product sales

4Q20	3Q20	4Q19	4Q20 vs 4Q19	sales in kb/d*	2020	2019	2020 vs 2019
1,509	1,442	1,835	-18%	Total Marketing & Services sales	1,477	1,845	-20%
828	819	1,033	-20%	• Europe	823	1,021	-19%
681	623	801	-15%	• Rest of world	654	824	-21%

*Excludes trading and bulk refining sales.

Petroleum product sales volumes decreased by 18% in the fourth quarter 2020 compared to the fourth quarter 2019, and by 20% in 2020 compared to 2019, in response to the significant slowdown in global activity related to the COVID-19 pandemic. Aviation and marine activities remain severely affected in this context; however, the decline in retail sales was mitigated by network growth in Angola, Saudi Arabia, Brazil and Mexico.

Results

4Q20	3Q20	4Q19	4Q20 vs 4Q19	in millions of dollars	2020	2019	2020 vs 2019
16,393	16,397	21,379	-23%	Non-Group sales	63,451	87,280	-27%
507	622	475	+7%	Operating income	1,441	2,052	-30%
(9)	14	15	ns	Net income (loss) from equity affiliates and other items	37	101	-63%
(169)	(187)	(100)	-69%	Tax on net operating income	(515)	(598)	-14%
329	449	390	-16%	Net operating income	963	1,555	-38%
3	12	84	-96%	Adjustments affecting net operating income	261	98	x2.7
332	461	474	-30%	Adjusted net operating income*	1,224	1,653	-26%
392	158	471	-17%	Organic investments	814	969	-16%
82	3	40	x2.1	Net acquisitions	86	162	-47%
474	161	511	-7%	Net investments	900	1,131	-20%

*Detail of adjustment items shown in the business segment information starting on page 23 of this exhibit.

Adjusted net operating income was $332 million in the fourth quarter 2020, a decrease of 30% compared to the fourth quarter 2019, essentially due to lower volumes and a revaluation of futures contracts in the fourth quarter 2019. Adjusted net operating income was $1,224 million for the full-year 2020, a decrease of 26% compared to the full-year 2019.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. In the fourth quarter 2020, the exclusion of the inventory valuation effect had a negative impact of $32 million on the segment’s adjusted net operating income, compared to a positive impact of $60 million in the fourth quarter 2019. In the fourth quarter 2020, the exclusion of special items had a positive impact of $35 million on the segment’s adjusted net operating income, compared to a positive impact of $24 million in the fourth quarter 2019. For the full-year 2020, the exclusion of the inventory valuation effect had a positive impact of $137 million on the segment’s adjusted net operating income, compared to a positive impact of $14 million for the full-year 2019. For the full-year 2020, the exclusion of special items had a positive impact of $124 million on the segment’s adjusted net operating income, compared to a positive impact of $84 million for the full-year 2019.

In the fourth quarter 2020, the segment’s operating cash flow excluding the change in working capital at replacement cost5 and financial charges, except those related to leases, and including organic loan repayment from equity affiliates was $569 million, a decrease of 21% compared to $716 million in the fourth quarter 2019. For the full-year 2020, the segment’s operating cash flow excluding the change in working capital at replacement cost and financial charges, except those related to leases, and including organic loan repayment from equity affiliates was $2,180 million, a decrease of 14% compared to $2,546 million for the full-year 2019. In the fourth quarter 2020, the segment’s cash flow from operating activities excluding financial charges, except those related to leases, was $648 million compared to $278 million in the fourth quarter 2019, or 2.3x greater. For the full-year 2020, the segment’s cash flow from operating activities excluding financial charges, except those related to leases, was $2,101 million, a decrease of 19% compared to $2,604 million for the full-year 2019.

C.	GROUP RESULTS

Net income (Group share)

In the fourth quarter 2020, net income (Group share) was $891 million, a decrease of 66% compared to $2,600 million in the fourth quarter 2019. For the full-year 2020, net income (Group share) was $(7,242) million compared to $11,267 million for the full-year 2019.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value6.

Adjusted net income (Group share) was:

•	$1,304 million in the fourth quarter 2020, compared to $3,165 million in the fourth quarter 2019, due to lower Brent prices, natural gas prices and refining margins.
•	$4,059 million in 2020, a decrease of 66% year-on-year, for the same reasons.

6 Details shown on page 13 of this exhibit.

Total adjustments affecting net income (Group Share)7 were:

•	$(413) million in the fourth quarter 2020, including close to $200 million related to the conversion of the Grandpuits refinery in France.
•	$(11,301) million in 2020, including $8.5 billion of impairments, notably on oil sands assets in Canada.

Fully-diluted shares

The number of fully-diluted shares was 2,647 million on December 31, 2020.

Acquisitions - Asset sales

Finalized acquisitions were:

•

$1,538 million in the fourth quarter 2020, comprised notably of the acquisition of Tullow’s entire interest in the Lake Albert project in Uganda, and the acquisition of CCGT assets and of a portfolio of customers from Energías de Portugal in Spain.

•

$4.2 billion in 2020, comprised of the items mentioned above as well as the acquisition in India of 50% of a portfolio of installed solar activities from Adani Green Energy Limited, the finalization of the acquisition of 37.4% stake in Adani Gas Ltd, the acquisition of interests in Blocks 20 and 21 in Angola, and the payment for a second bonus tranche linked to taking the 10% stake in the Arctic LNG 2 project in Russia.

Finalized asset sales were:

•	$439 million in the fourth quarter 2020, comprised notably of the sale of Enphase shares by SunPower and the sale of the Group’s corporate offices in Brussels.
•

$1.5 billion in 2020, comprised notably of the sale mentioned above, as well as notably the sale of non-strategic assets in the UK North Sea, closing the sale of Block CA1 in Brunei, the sale of the Group’s interest in the Fos Cavaou regasification terminal in France, and the sale of 50% of a portfolio of solar and wind assets from Total Quadran in France.

Cash flow

The Group’s cash flow from operating activities was $5,674 million in the fourth quarter 2020, a decrease of 14% compared to $6,599 million in the fourth quarter 2019. The Group’s cash flow from operating activities was $14,803 million for the full-year 2020, a decrease of 40% compared to $24,685 million for the full-year 2019.

The change in working capital as determined using the replacement cost method8 excluding the mark-to-market effect of iGRP’s contracts, including capital gain from renewable project sale (effective first quarter 2020) and including organic loan repayment from equity affiliates was $1,175 million in the fourth quarter 2020, compared to $(194) million in the fourth quarter 2019. It is the (increase) decrease in working capital of $1,342 million as determined in accordance with IFRS adjusted for (i) the pre-tax inventory valuation effect of $308 million, (ii) the mark-to-market effect of iGRP’s contracts of $(366) million, (iii) the capital gains from renewables project sale of $(32) million and (iv) the organic loan repayments from equity affiliates of $(77) million.

The change in working capital as determined using the replacement cost method excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable project sale (effective first quarter 2020) and organic loan repayment from equity affiliates full-year 2020 was $(894) million, compared to $(1,426) million for the full-year 2019. It is the (increase) decrease in working capital of $1,869 million as determined in accordance with IFRS adjusted for (i) the pre-tax inventory valuation effect of $(1,440) million, (ii) the mark-to-market effect of iGRP’s contracts of $(1,116) million, (iii) the capital gains from renewables project sale of $(96) million and (iv) the organic loan repayments from equity affiliates of $(111) million.

In the fourth quarter 2020, operating cash flow excluding the change in working capital at replacement cost, without financial charges (DACF)2 was $4,933 million, a decrease of 33% compared to $7,326 million in the fourth quarter 2019. For the full-year 2020, operating cash flow excluding the change in working capital at replacement cost, without financial charges (DACF) was $17,635 million, a decrease of 37% compared to $28,180 million for the full-year 2019.

In the fourth quarter 2020, operating cash flow before working capital changes9 was $4,498 million, a decrease of 34% compared to $6,793 million in the fourth quarter 2019. For the full-year 2020, operating cash flow before working capital changes was $15,697 million, a decrease of 40% compared to $26,111 million for the full-year 2019.

The Group’s net cash flow10 was:

•

$(33) million in the fourth quarter 2020 compared to $2,582 million in the fourth quarter 2019, due to a decrease in operating cash flow before working capital changes from $6,793 million to $4,498 million and stable net investments of $4,531 million versus $4,211 million.

•

$2.7 billion in 2020 compared to $8.7 billion in 2019, due to the decrease of $10.4 billion in operating cash flow before working capital changes, partially offset by a reduction in net investments of $4.5 billion.

7 Details shown on pages 13 and 23-27 of this exhibit.

8 For information on the replacement cost method, refer to the second paragraph of “B. Analysis of business segment results”.

9 “Operating cash flow before working capital changes” is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sale (effective first quarter 2020) and including organic loan repayment from equity affiliates. Historical data have been restated to cancel the impact of fair valuation of iGRP sector’s contracts.

10 Net cash flow = operating cash flow before working capital changes - net investments (including other transactions with non-controlling interests).

D. PROFITABILITY

Return on equity was 3.7% for the twelve months ended December 31, 2020.

in millions of dollars	01/01/2020- 12/31/2020	10/01/2019- 09/30/2020	01/01/2019- 12/31/2019
Adjusted net income	4,067	5,960	12,090
Average adjusted shareholders’ equity	110,643	108,885	116,766
Return on equity (ROE)	3.7%	5.5%	10.4%

Return on average capital employed was 4.0% for the twelve months ended December 31, 2020.

in millions of dollars	01/01/2020- 12/31/2020	10/01/2019- 09/30/2020	01/01/2019- 12/31/2019
Adjusted net operating income	5,806	7,801	14,073
Adjusted capital employed	145,723	144,060	143,674
ROACE	4.0%	5.4%	9.8%

E. 2021 SENSITIVITIES*

	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations

Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average Liquids price**	+/-10$/b	+/- 2.7 B$	+/-3.2 B$
European gas price – NBP ($/Mbtu)	+/- 1 $/Mbtu	+/- 0.3 B$	+/- 0.25
B$ Variable cost margin, European refining (VCM)	+/- 10$/t	+/- 0.4 B$	+/- 0.5 B$

* Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about the Group’s portfolio in 2021. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals. Please find the indicators detailed page 14.

** In a 50 $/b Brent environment.

F. SUMMARY AND OUTLOOK

Supported by OPEC+ quota compliance, oil prices have remained above 50$/b since the beginning of 2021. However, the oil environment remains uncertain and dependent on the recovery of global demand, still affected by the COVID-19 pandemic.

In a context of disciplined OPEC+ quota implementation, the Group anticipates 2021 production will be stable compared to 2020, benefiting from the resumption of production in Libya.

The Group continues its profitable growth in LNG with sales expected to increase by 10% in 2021 compared to 2020, notably due to the ramp-up of Cameron LNG.

European refining margins remain fragile, with low demand for jet fuel weighing on the recovery of distillates.

Faced with uncertainties in the environment, net investments are projected at $12 billion in 2021, while preserving the flexibility to mobilize additional investments should the oil and gas environment strengthen. After reducing operating costs by $1.1 billion in 2020 compared to 2019, the Group maintains strong discipline on spending and targets additional savings of $0.5 billion in 2021.

The Group’s teams are fully committed to the four priorities of HSE (Health, Safety and the Environment), operational excellence, cost reduction and cash flow generation.

The Group maintains its priorities for cash flow allocation: investing in profitable projects to implement the Group’s transformation strategy, support the dividend and maintain a strong balance sheet.

Already in 2021, in renewables, the Group has announced more than 10 GW of additional projects through the acquisition of a 20% stake in Adani Green Energy Limited (AGEL), one of the world’s leading solar developer, a partnership with Hanwha Group in the United States with a 1.6 GW portfolio, and the acquisition of a 2.2GW portfolio of projects in Texas. TOTAL intends to allocate in 2021 more than 20% of its net investments to Renewables and Electricity.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TOTAL. This document may also contain statements regarding the perspectives, objectives and goals of the Group, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by the Group, it being specified that the means to be deployed do not depend solely on TOTAL. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by the Group as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences including those due to epidemics such as COVID-19. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

For additional factors, you should read the information set forth under “Item 3. -3.2 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F/A for the year ended December 31, 2019.

OPERATING INFORMATION BY SEGMENT

Group production (Exploration & Production + iGRP)

4Q20	3Q20	4Q19	4Q20 vs 4Q19	Combined liquids and gas production by region (kboe/d)	2020	2019	2020 vs 2019
1,059	969	1,102	-4%	Europe and Central Asia	1,039	1,023	+2%
566	598	703	-19%	Africa	629	705	-11%
598	576	701	-15%	Middle East and North Africa	624	702	-11%
382	343	368	+4%	Americas	353	365	-3%
236	229	239	-1%	Asia-Pacific	226	219	+3%
2,841	2,715	3,113	-9%	Total production	2,871	3,014	-5%
727	667	768	-5%	• includes equity affiliates	712	731	-3%

4Q20	3Q20	4Q19	4Q20 vs 4Q19	Liquids production by region (kb/d)	2020	2019	2020 vs 2019
379	359	373	+1%	Europe and Central Asia	380	355	+7%
427	458	560	-24%	Africa	488	558	-13%
454	432	560	-19%	Middle East and North Africa	474	548	-13%
181	144	171	+6%	Americas	158	168	-6%
43	44	50	-13%	Asia-Pacific	43	44	-2%
1,483	1,437	1,714	-13%	Total production	1,543	1,672	-8%
200	197	212	-6%	• includes equity affiliates	202	216	-6%

4Q20	3Q20	4Q19	4Q20 vs 4Q19	Gas production by region (Mcf/d)	2020	2019	2020 vs 2019
3,666	3,284	3,887	-6%	Europe and Central Asia	3,547	3,596	-1%
701	713	686	+2%	Africa*	717	737	-3%
809	801	792	+2%	Middle East and North Africa	835	857	-3%
1,126	1,115	1,109	+2%	Americas	1,095	1,110	-1%
1,104	1,060	1,089	+1%	Asia-Pacific*	1,052	1,009	+4%
7,406	6,973	7,563	-2%	Total production*	7,246	7,309	-1%
2,851	2,540	2,961	-4%	• includes equity affiliates*	2,748	2,780	-1%

*4Q19 and 2019 data restated

Downstream (Refining & Chemicals and Marketing & Services)

4Q20	3Q20	4Q19	4Q20 vs 4Q19	Petroleum product sales by region (kb/d)	2020	2019	2020 vs 2019
1,651	1,475	1,993	-17%	Europe	1,586	2,008	-21%
628	541	737	-15%	Africa	579	706	-18%
794	673	763	+4%	Americas	773	842	-8%
547	460	526	+4%	Rest of world	471	555	-15%
3,619	3,149	4,019	-10%	Total consolidated sales	3,410	4,110	-17%
458	417	508	-10%	• includes bulk sales	434	536	-19%
1,652	1,290	1,676	-1%	• includes trading	1,498	1,730	-13%

4Q20	3Q20	4Q19	4Q20 vs 4Q19	Petrochemicals production* (kt)	2020	2019	2020 vs 2019
1,381	1,274	1,253	+10%	Europe	5,202	5,364	-3%
662	513	630	+5%	Americas	2,475	2,367	+5%
735	716	717	+2%	Middle East and Asia	2,775	2,350	+18%

*Olefins, polymers

ADJUSTMENT ITEMS TO NET INCOME (GROUP SHARE)

4Q20	3Q20	4Q19	in millions of dollars	2020	2019
(683)	(706)	(666)	Special items affecting net income (Group share)	(10,044)	(892)
104	-	-	• Gain (loss) on asset sales	104	-
(194)	(70)	(5)	• Restructuring charges	(364)	(58)
(71)	(293)	(248)	• Impairments	(8,465)	(465)
(522)	(343)	(413)	• Other	(1,319)	(369)
224	4	57	After-tax inventory effect: FIFO vs. replacement cost	(1,280)	346
46	56	44	Effect of changes in fair value	23	(15)
(413)	(646)	(565)	Total adjustments affecting net income	(11,301)	(561)

INVESTMENTS — DIVESTMENTS

4Q20	3Q20	4Q19	4Q20 vs 4Q19	in millions of dollars	2020	2019	2020 vs 2019
3,432	2,184	4,291	-20%	Organic investments (a)	10,339	13,397	-23%
214	148	136	+58%	• Capitalized exploration	659	705	-6%
355	290	319	+11%	• Increase in non-current loans	1,657	1,061	+56%
(212)	(330)	(102)	ns	• Repayment of non-current loans, excluding organic loan repayment from equity affiliates*	(717)	(551)	ns
(46)	(11)	-	ns	• Change in debt from renewable projects (Group share)	(209)	(109)	ns
1,538	150	266	x5.8	Acquisitions (b)	4,189	5,980	-30%
439	422	357	+23%	Asset sales (c)	1,539	1,939	-21%
15	7	-	ns	• Change in debt from renewable projects (partner share)	105	105	-
-	-	(11)	ns	Other transactions with non-controlling interests (d)	-	(11)	ns
4,531	1,912	4,211	+8%	Net investments (a+b-c-d)	12,989	17,449	-26%
(77)	(1)	(275)	ns	Organic loan repayment from equity affiliates* (e)	(111)	(475)	ns
61	18	-	ns	Change in debt from renewable projects financing** (f)	314	214	+47%
39	28	-	ns	Capex linked to capitalized leasing contracts (g)	113	-	ns
4,476	1,901	3,925	+14%	Cash flow used in investing activities (a+b-c+e+f-g)	13,079	17,177	-24%

* Effective second quarter 2019, organic loan repayments from equity affiliates are defined as loan repayments from equity affiliates coming from their cash flow from operations.

** Change in debt from renewable projects (Group share and partner share).

CASH FLOW

4Q20	3Q20	4Q19	4Q20 vs 4Q19	in millions of dollars	2020	2019	2020 vs 2019
4,933	4,281	7,326	-33%	Operating cash flow before working capital changes w/o financial charges (DACF)	17,635	28,180	-37%
(436)	(491)	(533)	ns	• Financial charges	(1,938)	(2,069)	ns
4,498	3,791	6,793	-34%	Operating cash flow before working capital changes (a)*	15,697	26,111	-40%
976	475	92	x10.6	• (Increase) decrease in working capital**	753	(1,397)	ns
308	90	(11)	ns	• Inventory effect	(1,440)	446	ns
(32)	(4)	-	ns	• Capital gain from renewable projects sale	(96)	-	ns
(77)	(1)	(275)	ns	• Organic loan repayment from equity affiliates	(111)	(475)	ns
5,674	4,351	6,599	-14%	Cash flow from operations	14,803	24,685	-40%
3,432	2,184	4,291	-20%	Organic investments (b)	10,339	13,397	-23%
1,066	1,607	2,502	-57%	Free cash flow after organic investments, w/o net asset sales (a-b)	5,358	12,714	-58%
4,531	1,912	4,211	+8%	Net investments (c)	12,989	17,449	-26%
(33)	1,879	2,582	ns	Net cash flow (a-c)	2,708	8,662	-69%

* Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sale (effective first quarter 2020). Historical data have been restated to cancel the impact of fair valuation of iGRP sector’s contracts.

** Changes in working capital are presented excluding the mark-to-market effect of iGRP’s contracts. See also “C. Group results – Cash Flow”.

GEARING RATIO

in millions of dollars	12/31/2020	09/30/2020	12/31/2019
Current borrowings	17,099	14,980	14,819
Net current financial assets	(4,427)	(5,815)	(3,505)
Net financial assets classified as held for sale	313	5	301
Non-current financial debt	60,203	61,477	47,773
Non-current financial assets	(4,781)	(3,155)	(912)
Cash and cash equivalents	(31,268)	(30,593)	(27,352)
Net debt (a)	37,139	36,899	31,124
of which leases	7,812	7,499	7,156
Shareholders’ equity – Group share	103,702	102,234	116,778
Non-controlling interests	2,383	2,177	2,527
Shareholders’ equity (b)	106,085	104,411	119,305
Net-debt-to-capital ratio = a/(a+b)*	25.9%	26.1%	20.7%
Net-debt-to-capital ratio excluding leases	21.7%	22.0%	16.7%

*The net-debt-to-capital ratios include the impact of the new IFRS 16 rule, effective January 1, 2019.

RETURN ON AVERAGE CAPITAL EMPLOYED

Twelve months ended December 31, 2020

in millions of dollars	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services
Adjusted net operating income	1,778	2,363	1,039	1,224
Capital employed at 12/31/2019*	41,549	88,844	12,228	8,371
Capital employed at 12/31/2020*	45,611	78,928	11,375	8,793
ROACE	4.1%	2.8%	8.8%	14.3%

Twelve months ended September 30, 2020

in millions of dollars	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services
Adjusted net operating income	2,318	3,326	1,449	1,366
Capital employed at 09/30/2019*	41,516	88,560	11,658	7,570
Capital employed at 09/30/2020*	43,799	78,548	11,951	8,211
ROACE	5.4%	4.0%	12.3%	17.3%

* At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

	$/€	Brent ($/b)	Average liquids price* ($/b)	Average gas price* ($/Mbtu)	Average LNG price** ($/Mbtu)	Variable cost margin, European refining*** ($/t)
Fourth quarter 2020	1.19	44.2	41.0	3.31	4.90	4.6
Third quarter 2020	1.17	42.9	39.9	2.52	3.57	-2.7
Second quarter 2020	1.10	29.6	23.4	2.61	4.40	14.3
First quarter 2020	1.10	50.1	44.4	3.35	6.32	26.3

* Sales in $ / sales in volume for consolidated subsidiaries (excluding inventory value variation).

** Sales in $ / sales in volume for consolidated subsidiaries and equity affiliates (excluding inventory value variation). This indicator reflects the combined effect of sales volumes and prices of long-term contracts and spot sales. The share of spot sales volumes increased in the second quarter of 2020 compared to the first quarter 2020 due to deferral of some LNG liftings by some long term contract buyers, while the average long-term contract price was only reduced by 16% because of the deferred impact of the oil price decrease.

*** This indicator represents the average margin on variable costs realized by TOTAL’s European refining business (equal to the difference between the sales of refined products realized by TOTAL’s European refining and the crude purchases as well as associated variable costs, divided by refinery throughput in tons).

Disclaimer: Data is based on TOTAL’s reporting and is not audited.

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M$) (a)	4th quarter 2020	3rd quarter 2020	4th quarter 2019

Sales	37,943	33,142	49,280
Excise taxes	(5,595)	(5,925)	(5,895)
Revenues from sales	32,348	27,217	43,385

Purchases, net of inventory variation	(20,508)	(16,885)	(28,212)
Other operating expenses	(6,663)	(5,610)	(7,090)
Exploration costs	(338)	(139)	(231)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,543)	(3,493)	(4,431)
Other income	838	457	428
Other expense	(697)	(281)	(235)

Financial interest on debt	(501)	(547)	(606)
Financial income and expense from cash & cash equivalents	53	89	51

Cost of net debt	(448)	(458)	(555)

Other financial income	173	134	143
Other financial expense	(183)	(165)	(203)

Net income (loss) from equity affiliates	73	94	502

Income taxes	(149)	(690)	(852)
Consolidated net income	903	181	2,649
Group share	891	202	2,600
Non-controlling interests	12	(21)	49
Earnings per share ($)	0.31	0.04	0.98
Fully-diluted earnings per share ($)	0.31	0.04	0.97

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M$)	4th quarter 2020	3rd quarter 2020	4th quarter 2019

Consolidated net income	903	181	2,649

Other comprehensive income

Actuarial gains and losses	17	(6)	(138)
Change in fair value of investments in equity instruments	386	221	16
Tax effect	(21)	-	40
Currency translation adjustment generated by the parent company	4,074	3,663	2,461
Items not potentially reclassifiable to profit and loss	4,456	3,878	2,379
Currency translation adjustment	(1,875)	(1,830)	(654)
Cash flow hedge	617	363	(24)
Variation of foreign currency basis spread	(7)	(35)	(49)
Share of other comprehensive income of equity affiliates, net amount	(100)	(804)	82
Other	(4)	(7)	1
Tax effect	(180)	(115)	26
Items potentially reclassifiable to profit and loss	(1,549)	(2,428)	(618)
Total other comprehensive income (net amount)	2,907	1,450	1,761

Comprehensive income	3,810	1,631	4,410
Group share	3,576	1,536	4,319
Non-controlling interests	234	95	91

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(M$) (a)	Year 2020 (unaudited)	Year 2019

Sales	140,685	200,316
Excise taxes	(20,981)	(24,067)
Revenues from sales	119,704	176,249

Purchases, net of inventory variation	(77,486)	(116,221)
Other operating expenses	(25,538)	(27,255)
Exploration costs	(731)	(785)
Depreciation, depletion and impairment of tangible assets and mineral interests	(22,264)	(15,731)
Other income	2,237	1,163
Other expense	(1,506)	(1,192)

Financial interest on debt	(2,147)	(2,333)
Financial income and expense from cash & cash equivalents	37	(19)
Cost of net debt	(2,110)	(2,352)

Other financial income	914	792
Other financial expense	(690)	(764)

Net income (loss) from equity affiliates	452	3,406

Income taxes	(318)	(5,872)
Consolidated net income	(7,336)	11,438
Group share	(7,242)	11,267
Non-controlling interests	(94)	171
Earnings per share ($)	(2.90)	4.20
Fully-diluted earnings per share ($)	(2.90)	4.17

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(M$)	Year 2020 (unaudited)	Year 2019

Consolidated net income	(7,336)	11,438

Other comprehensive income

Actuarial gains and losses	(212)	(192)
Change in fair value of investments in equity instruments	533	142
Tax effect	65	53
Currency translation adjustment generated by the parent company	7,541	(1,533)
Items not potentially reclassifiable to profit and loss	7,927	(1,530)
Currency translation adjustment	(4,645)	740
Cash flow hedge	(313)	(599)
Variation of foreign currency basis spread	28	1
Share of other comprehensive income of equity affiliates, net amount	(1,831)	408
Other	(8)	(3)
Tax effect	72	202
Items potentially reclassifiable to profit and loss	(6,697)	749

Total other comprehensive income (net amount)	1,230	(781)

Comprehensive income	(6,106)	10,657
Group share	(6,312)	10,418
Non-controlling interests	206	239

CONSOLIDATED BALANCE SHEET

TOTAL

(M$)	December 31, 2020 (unaudited)	September 30, 2020 (unaudited)	December 31, 2019

ASSETS

Non-current assets
Intangible assets, net	33,528	33,145	33,178
Property, plant and equipment, net	108,335	104,355	116,408
Equity affiliates : investments and loans	27,976	27,386	27,122
Other investments	2,007	1,822	1,778
Non-current financial assets	4,781	3,155	912
Deferred income taxes	7,016	6,952	6,216
Other non-current assets	2,810	2,570	2,415

Total non-current assets	186,453	179,385	188,029

Current assets
Inventories, net	14,730	12,373	17,132
Accounts receivable, net	14,068	12,893	18,488
Other current assets	13,428	14,637	17,013
Current financial assets	4,630	6,011	3,992
Cash and cash equivalents	31,268	30,593	27,352
Assets classified as held for sale	1,555	1,090	1,288

Total current assets	79,679	77,597	85,265

Total assets	266,132	256,982	273,294

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	8,267	8,267	8,123
Paid-in surplus and retained earnings	107,078	107,632	121,170
Currency translation adjustment	(10,256)	(12,275)	(11,503)
Treasury shares	(1,387)	(1,390)	(1,012)

Total shareholders’ equity - Group share	103,702	102,234	116,778

Non-controlling interests	2,383	2,177	2,527

Total shareholders’ equity	106,085	104,411	119,305

Non-current liabilities
Deferred income taxes	10,326	10,367	11,858
Employee benefits	3,917	3,719	3,501
Provisions and other non-current liabilities	20,925	19,351	20,613
Non-current financial debt	60,203	61,477	47,773

Total non-current liabilities	95,371	94,914	83,745

Current liabilities
Accounts payable	23,574	18,880	28,394
Other creditors and accrued liabilities	22,465	22,806	25,749
Current borrowings	17,099	14,980	14,819
Other current financial liabilities	203	196	487
Liabilities directly associated with the assets classified as held for sale	1,335	795	795

Total current liabilities	64,676	57,657	70,244

Total liabilities & shareholders’ equity	266,132	256,982	273,294

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M$)	4th quarter 2020	3rd quarter 2020	4th quarter 2019

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	903	181	2,649
Depreciation, depletion, amortization and impairment	3,796	3,634	4,624
Non-current liabilities, valuation allowances and deferred taxes	(237)	(88)	(672)
(Gains) losses on disposals of assets	(260)	(309)	(176)
Undistributed affiliates’ equity earnings	379	178	267
(Increase) decrease in working capital	1,342	980	46
Other changes, net	(249)	(225)	(139)
Cash flow from operating activities	5,674	4,351	6,599

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(3,834)	(2,157)	(4,015)
Acquisitions of subsidiaries, net of cash acquired	(778)	-	(155)
Investments in equity affiliates and other securities	(221)	(229)	(170)
Increase in non-current loans	(355)	(301)	(319)
Total expenditures	(5,188)	(2,687)	(4,659)

Proceeds from disposals of intangible assets and property, plant and equipment	114	363	301
Proceeds from disposals of subsidiaries, net of cash sold	124	4	13
Proceeds from disposals of non-current investments	186	77	43
Repayment of non-current loans	288	342	377
Total divestments	712	786	734
Cash flow used in investing activities	(4,476)	(1,901)	(3,925)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	-	-	1
- Treasury shares	-	-	(620)
Dividends paid:
- Parent company shareholders	(2,053)	(825)	(1,876)
- Non-controlling interests	(5)	(103)	(1)
Net issuance (repayment) of perpetual subordinated notes	-	331	-
Payments on perpetual subordinated notes	(62)	(22)	(56)
Other transactions with non-controlling interests	(59)	(75)	160
Net issuance (repayment) of non-current debt	104	224	84
Increase (decrease) in current borrowings	(339)	(2,343)	(1,131)
Increase (decrease) in current financial assets and liabilities	1,212	730	(168)
Cash flow from (used in) financing activities	(1,202)	(2,083)	(3,607)
Net increase (decrease) in cash and cash equivalents	(4)	367	(933)
Effect of exchange rates	679	499	831
Cash and cash equivalents at the beginning of the period	30,593	29,727	27,454
Cash and cash equivalents at the end of the period	31,268	30,593	27,352

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(M$)	Year 2020 (unaudited)	Year 2019

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	(7,336)	11,438
Depreciation, depletion, amortization and impairment	22,861	16,401
Non-current liabilities, valuation allowances and deferred taxes	(1,782)	(58)
(Gains) losses on disposals of assets	(909)	(614)
Undistributed affiliates’ equity earnings	948	(1,083)
(Increase) decrease in working capital	1,869	(1,718)
Other changes, net	(848)	319
Cash flow from operating activities	14,803	24,685

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(10,764)	(11,810)
Acquisitions of subsidiaries, net of cash acquired	(966)	(4,748)
Investments in equity affiliates and other securities	(2,120)	(1,618)
Increase in non-current loans	(1,684)	(1,061)
Total expenditures	(15,534)	(19,237)
Proceeds from disposals of intangible assets and property, plant and equipment	740	527
Proceeds from disposals of subsidiaries, net of cash sold	282	158
Proceeds from disposals of non-current investments	578	349
Repayment of non-current loans	855	1,026
Total divestments	2,455	2,060
Cash flow used in investing activities	(13,079)	(17,177)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	374	452
- Treasury shares	(611)	(2,810)
Dividends paid:
- Parent company shareholders	(6,688)	(6,641)
- Non-controlling interests	(184)	(115)
Net issuance (repayment) of perpetual subordinated notes	331	-
Payments on perpetual subordinated notes	(315)	(371)
Other transactions with non-controlling interests	(204)	10
Net issuance (repayment) of non-current debt	15,800	8,131
Increase (decrease) in current borrowings	(6,501)	(5,829)
Increase (decrease) in current financial assets and liabilities	(604)	(536)
Cash flow from (used in) financing activities	1,398	(7,709)
Net increase (decrease) in cash and cash equivalents	3,122	(201)
Effect of exchange rates	794	(354)
Cash and cash equivalents at the beginning of the period	27,352	27,907
Cash and cash equivalents at the end of the period	31,268	27,352

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

(Unaudited: Year 2020)

	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders’ equity - Group share	Non- controlling interests	Total shareholders’ equity
(M$)	Number	Amount			Number	Amount
As of January 1, 2019	2,640,602,007	8,227	120,569	(11,313)	(32,473,281)	(1,843)	115,640	2,474	118,114
Net income 2019	-	-	11,267	-	-	-	11,267	171	11,438
Other comprehensive Income	-	-	(659)	(190)	-	-	(849)	68	(781)
Comprehensive Income	-	-	10,608	(190)	-	-	10,418	239	10,657
Dividend	-	-	(7,730)	-	-	-	(7,730)	(115)	(7,845)
Issuance of common shares	26,388,503	74	1,265	-	-	-	1,339	-	1,339
Purchase of treasury shares	-	-	-	-	(52,389,336)	(2,810)	(2,810)	-	(2,810)
Sale of treasury shares (1)	-	-	(219)	-	4,278,948	219	-	-	-
Share-based payments	-	-	207	-	-	-	207	-	207
Share cancellation	(65,109,435)	(178)	(3,244)	-	65,109,435	3,422	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	(4)	-	-	-	(4)	-	(4)
Payments on perpetual subordinated notes	-	-	(353)	-	-	-	(353)	-	(353)
Other operations with non-controlling interests	-	-	55	-	-	-	55	(42)	13
Other items	-	-	16	-	-	-	16	(29)	(13)
As of December 31, 2019	2,601,881,075	8,123	121,170	(11,503)	(15,474,234)	(1,012)	116,778	2,527	119,305
Net income 2020	-	-	(7,242)	-	-	-	(7,242)	(94)	(7,336)
Other comprehensive Income	-	-	(321)	1,251	-	-	930	300	1,230
Comprehensive Income	-	-	(7,563)	1,251	-	-	(6,312)	206	(6,106)
Dividend	-	-	(7,899)	-	-	-	(7,899)	(234)	(8,133)
Issuance of common shares	51,242,950	144	1,470	-	-	-	1,614	-	1,614
Purchase of treasury shares	-	-	-	-	(13,236,044)	(611)	(611)	-	(611)
Sale of treasury shares (1)	-	-	(236)	-	4,317,575	236	-	-	-
Share-based payments	-	-	188	-	-	-	188	-	188
Share cancellation	-	-	-	-	-	-	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	331	-	-	-	331	-	331
Payments on perpetual subordinated notes	-	-	(308)	-	-	-	(308)	-	(308)
Other operations with non-controlling interests	-	-	(61)	(4)	-	-	(65)	(117)	(182)
Other items	-	-	(14)	-	-	-	(14)	1	(13)
As of December 31, 2020	2,653,124,025	8,267	107,078	(10,256)	(24,392,703)	(1,387)	103,702	2,383	106,085

(1)	Treasury shares related to the restricted stock grants.

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

4th quarter 2020 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,257	5,231	15,052	16,393	10	-	37,943

Intersegment sales	5,574	628	4,160	98	140	(10,600)	-

Excise taxes	-	-	(628)	(4,967)	-	-	(5,595)
Revenues from sales	6,831	5,859	18,584	11,524	150	(10,600)	32,348

Operating expenses	(3,489)	(5,569)	(17,989)	(10,776)	(286)	10,600	(27,509)

Depreciation, depletion and impairment of tangible assets and mineral interests	(2,500)	(354)	(412)	(241)	(36)	-	(3,543)
Operating income	842	(64)	183	507	(172)	-	1,296

Net income (loss) from equity affiliates and other items	6	149	(54)	(9)	112	-	204

Tax on net operating income	91	7	(93)	(169)	(72)	-	(236)
Net operating income	939	92	36	329	(132)	-	1,264

Net cost of net debt							(361)

Non-controlling interests							(12)
Net income - group share							891

4th quarter 2020 (adjustments) (a) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	-	3	-	-	-	-	3

Intersegment sales	-	-	-	-	-	-	-

Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	3	-	-	-	-	3

Operating expenses	(49)	(56)	133	17	31	-	76

Depreciation, depletion and impairment of tangible assets and mineral interests	(355)	-	(16)	-	-	-	(371)
Operating income (b)	(404)	(53)	117	17	31	-	(292)

Net income (loss) from equity affiliates and other items	(25)	(26)	(191)	(13)	107	-	(148)

Tax on net operating income	300	(83)	(60)	(7)	(157)	-	(7)
Net operating income (b)	(129)	(162)	(134)	(3)	(19)	-	(447)

Net cost of net debt							10

Non-controlling interests							24
Net income - group share							(413)

(a)Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b)Of which inventory valuation effect
On operating income	-	-	265	43	-

On net operating income	-	-	192	32	-

4th quarter 2020 (adjusted) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,257	5,228	15,052	16,393	10	-	37,940

Intersegment sales	5,574	628	4,160	98	140	(10,600)	-

Excise taxes	-	-	(628)	(4,967)	-	-	(5,595)
Revenues from sales	6,831	5,856	18,584	11,524	150	(10,600)	32,345

Operating expenses	(3,440)	(5,513)	(18,122)	(10,793)	(317)	10,600	(27,585)

Depreciation, depletion and impairment of tangible assets and mineral interests	(2,145)	(354)	(396)	(241)	(36)	-	(3,172)
Adjusted operating income	1,246	(11)	66	490	(203)	-	1,588

Net income (loss) from equity affiliates and other items	31	175	137	4	5	-	352

Tax on net operating income	(209)	90	(33)	(162)	85	-	(229)
Adjusted net operating income	1,068	254	170	332	(113)	-	1,711

Net cost of net debt							(371)

Non-controlling interests							(36)
Adjusted net income - group share							1,304

4th quarter 2020 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,226	1,895	475	533	59	-	5,188

Total divestments	132	339	31	61	149	-	712

Cash flow from operating activities	3,046	575	1,514	648	(109)	-	5,674

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

3rd quarter 2020 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,142	1,995	13,607	16,397	1	-	33,142

Intersegment sales	4,248	480	4,167	63	24	(8,982)	-

Excise taxes	-	-	(658)	(5,267)	-	-	(5,925)
Revenues from sales	5,390	2,475	17,116	11,193	25	(8,982)	27,217

Operating expenses	(2,435)	(1,880)	(16,799)	(10,301)	(201)	8,982	(22,634)

Depreciation, depletion and impairment of tangible assets and mineral interests	(2,187)	(342)	(678)	(270)	(16)	-	(3,493)
Operating income	768	253	(361)	622	(192)	-	1,090

Net income (loss) from equity affiliates and other items	251	225	(247)	14	(4)	-	239

Tax on net operating income	(243)	(266)	(51)	(187)	3	-	(744)
Net operating income	776	212	(659)	449	(193)	-	585

Net cost of net debt							(404)

Non-controlling interests							21
Net income - group share							202

3rd quarter 2020 (adjustments) (a) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	-	33	-	-	-	-	33

Intersegment sales	-	-	-	-	-	-	-

Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	33	-	-	-	-	33

Operating expenses	(51)	(49)	(48)	(6)	-	-	(154)

Depreciation, depletion and impairment of tangible assets and mineral interests	-	-	(290)	-	-	-	(290)
Operating income (b)	(51)	(16)	(338)	(6)	-	-	(411)

Net income (loss) from equity affiliates and other items	8	(64)	(215)	(6)	-	-	(277)

Tax on net operating income	18	7	(18)	-	-	-	7
Net operating income (b)	(25)	(73)	(571)	(12)	-	-	(681)

Net cost of net debt							29

Non-controlling interests							6
Net income - group share							(646)

(a)Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b)Of which inventory valuation effect
On operating income	-	-	95	(5)	-
On net operating income	-	-	14	(6)	-

3rd quarter 2020 (adjusted) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,142	1,962	13,607	16,397	1	-	33,109

Intersegment sales	4,248	480	4,167	63	24	(8,982)	-

Excise taxes	-	-	(658)	(5,267)	-	-	(5,925)
Revenues from sales	5,390	2,442	17,116	11,193	25	(8,982)	27,184

Operating expenses	(2,384)	(1,831)	(16,751)	(10,295)	(201)	8,982	(22,480)

Depreciation, depletion and impairment of tangible assets and mineral interests	(2,187)	(342)	(388)	(270)	(16)	-	(3,203)
Adjusted operating income	819	269	(23)	628	(192)	-	1,501

Net income (loss) from equity affiliates and other items	243	289	(32)	20	(4)	-	516

Tax on net operating income	(261)	(273)	(33)	(187)	3	-	(751)
Adjusted net operating income	801	285	(88)	461	(193)	-	1,266

Net cost of net debt							(433)

Non-controlling interests							15
Adjusted net income - group share							848

3rd quarter 2020 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	1,291	874	317	185	20	-	2,687

Total divestments	362	380	17	25	2	-	786

Cash flow from operating activities	2,043	654	1,027	1,033	(406)	-	4,351

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

4th quarter 2019 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,563	4,292	22,040	21,379	6	-	49,280

Intersegment sales	8,266	993	7,739	203	47	(17,248)	-

Excise taxes	-	-	(765)	(5,130)	-	-	(5,895)
Revenues from sales	9,829	5,285	29,014	16,452	53	(17,248)	43,385

Operating expenses	(4,156)	(4,471)	(28,084)	(15,714)	(356)	17,248	(35,533)

Depreciation, depletion and impairment of tangible assets and mineral interests	(3,307)	(488)	(351)	(263)	(22)	-	(4,431)
Operating income	2,366	326	579	475	(325)	-	3,421

Net income (loss) from equity affiliates and other items	166	391	57	15	6	-	635

Tax on net operating income	(893)	104	(3)	(100)	(39)	-	(931)
Net operating income	1,639	821	633	390	(358)	-	3,125

Net cost of net debt							(476)

Non-controlling interests							(49)
Net income - group share							2,600

4th quarter 2019 (adjustments) (a) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	-	10	-	-	-	-	10

Intersegment sales	-	-	-	-	-	-	-

Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	10	-	-	-	-	10

Operating expenses	(45)	(87)	44	(102)	(112)	-	(302)

Depreciation, depletion and impairment of tangible assets and mineral interests	(525)	(136)	(9)	-	-	-	(670)
Operating income (b)	(570)	(213)	35	(102)	(112)	-	(962)

Net income (loss) from equity affiliates and other items	(22)	(38)	(13)	(23)	-	-	(96)

Tax on net operating income	200	278	31	41	(73)	-	477
Net operating income (b)	(392)	27	53	(84)	(185)	-	(581)

Net cost of net debt							(3)

Non-controlling interests							19
Net income - group share							(565)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
On operating income	-	-	85	(96)	-
On net operating income	-	-	117	(60)	-

4th quarter 2019 (adjusted) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,563	4,282	22,040	21,379	6	-	49,270

Intersegment sales	8,266	993	7,739	203	47	(17,248)	-

Excise taxes	-	-	(765)	(5,130)	-	-	(5,895)
Revenues from sales	9,829	5,275	29,014	16,452	53	(17,248)	43,375

Operating expenses	(4,111)	(4,384)	(28,128)	(15,612)	(244)	17,248	(35,231)

Depreciation, depletion and impairment of tangible assets and mineral interests	(2,782)	(352)	(342)	(263)	(22)	-	(3,761)
Adjusted operating income	2,936	539	544	577	(213)	-	4,383

Net income (loss) from equity affiliates and other items	188	429	70	38	6	-	731

Tax on net operating income	(1,093)	(174)	(34)	(141)	34	-	(1,408)
Adjusted net operating income	2,031	794	580	474	(173)	-	3,706

Net cost of net debt							(473)

Non-controlling interests							(68)
Adjusted net income - group share							3,165

4th quarter 2019 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,633	747	664	571	44	-	4,659

Total divestments	256	342	69	62	5	-	734

Cash flow from operating activities	4,206	1,527	1,142	278	(554)	-	6,599

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

Year 2020 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	4,973	15,629	56,615	63,451	17	-	140,685

Intersegment sales	18,483	2,003	17,378	357	223	(38,444)	-

Excise taxes	-	-	(2,405)	(18,576)	-	-	(20,981)
Revenues from sales	23,456	17,632	71,588	45,232	240	(38,444)	119,704

Operating expenses	(11,972)	(15,847)	(70,524)	(42,807)	(1,049)	38,444	(103,755)

Depreciation, depletion and impairment of tangible assets and mineral interests	(16,998)	(2,312)	(1,878)	(984)	(92)	-	(22,264)
Operating income	(5,514)	(527)	(814)	1,441	(901)	-	(6,315)

Net income (loss) from equity affiliates and other items	697	794	(393)	37	272	-	1,407

Tax on net operating income	(208)	71	59	(515)	(67)	-	(660)
Net operating income	(5,025)	338	(1,148)	963	(696)	-	(5,568)

Net cost of net debt							(1,768)

Non-controlling interests							94
Net income - group share							(7,242)

Year 2020 (adjustments) (a) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	-	20	-	-	-	-	20

Intersegment sales	-	-	-	-	-	-	-

Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	20	-	-	-	-	20

Operating expenses	(137)	(423)	(1,552)	(330)	(60)	-	(2,502)

Depreciation, depletion and impairment of tangible assets and mineral interests	(7,693)	(953)	(306)	-	-	-	(8,952)
Operating income (b)	(7,830)	(1,356)	(1,858)	(330)	(60)	-	(11,434)

Net income (loss) from equity affiliates and other items	54	(382)	(677)	(24)	107	-	(922)

Tax on net operating income	388	298	348	93	(145)	-	982
Net operating income (b)	(7,388)	(1,440)	(2,187)	(261)	(98)	-	(11,374)

Net cost of net debt	-	-	-	-	-	-	(29)

Non-controlling interests	-	-	-	-	-	-	102
Net income - group share	-	-	-	-	-	-	(11,301)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
On operating income	-	-	(1,244)	(196)	-
On net operating income	-	-	(1,165)	(137)	-

Year 2020 (adjusted) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	4,973	15,609	56,615	63,451	17	-	140,665

Intersegment sales	18,483	2,003	17,378	357	223	(38,444)	-

Excise taxes	-	-	(2,405)	(18,576)	-	-	(20,981)
Revenues from sales	23,456	17,612	71,588	45,232	240	(38,444)	119,684

Operating expenses	(11,835)	(15,424)	(68,972)	(42,477)	(989)	38,444	(101,253)

Depreciation, depletion and impairment of tangible assets and mineral interests	(9,305)	(1,359)	(1,572)	(984)	(92)	-	(13,312)
Adjusted operating income	2,316	829	1,044	1,771	(841)	-	5,119

Net income (loss) from equity affiliates and other items	643	1,176	284	61	165	-	2,329

Tax on net operating income	(596)	(227)	(289)	(608)	78	-	(1,642)
Adjusted net operating income	2,363	1,778	1,039	1,224	(598)	-	5,806

Net cost of net debt							(1,739)

Non-controlling interests							(8)
Adjusted net income - group share							4,059

Year 2020 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	6,782	6,230	1,325	1,052	145	-	15,534

Total divestments	819	1,152	149	158	177	-	2,455

Cash flow from operating activities	9,922	2,129	2,438	2,101	(1,787)	-	14,803

BUSINESS SEGMENT INFORMATION

TOTAL

Year 2019 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	7,261	18,167	87,598	87,280	10	-	200,316

Intersegment sales	31,329	2,825	32,390	659	125	(67,328)	-

Excise taxes	-	-	(3,015)	(21,052)	-	-	(24,067)
Revenues from sales	38,590	20,992	116,973	66,887	135	(67,328)	176,249

Operating expenses	(16,389)	(18,316)	(112,104)	(63,855)	(925)	67,328	(144,261)

Depreciation, depletion and impairment of tangible assets and mineral interests	(11,659)	(1,492)	(1,527)	(980)	(73)	-	(15,731)
Operating income	10,542	1,184	3,342	2,052	(863)	-	16,257

Net income (loss) from equity affiliates and other items	610	2,330	322	101	42	-	3,405

Tax on net operating income	(4,572)	(741)	(470)	(598)	155	-	(6,226)
Net operating income	6,580	2,773	3,194	1,555	(666)	-	13,436

Net cost of net debt							(1,998)

Non-controlling interests							(171)
Net income - group share							11,267

Year 2019 (adjustments) (a) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	-	(64)	-	-	-	-	(64)

Intersegment sales	-	-	-	-	-	-	-

Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(64)	-	-	-	-	(64)

Operating expenses	(145)	(240)	397	(40)	(112)	-	(140)

Depreciation, depletion and impairment of tangible assets and mineral interests	(721)	(156)	(41)	(2)	-	-	(920)
Operating income (b)	(866)	(460)	356	(42)	(112)	-	(1,124)

Net income (loss) from equity affiliates and other items	(112)	974	(83)	(83)	-	-	696

Tax on net operating income	49	(130)	(82)	27	(73)	-	(209)
Net operating income (b)	(929)	384	191	(98)	(185)	-	(637)

Net cost of net debt							(15)

Non-controlling interests							91
Net income - group share							(561)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
On operating income	-	-	477	(31)	-
On net operating income	-	-	371	(14)	-

Year 2019 (adjusted) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	7,261	18,231	87,598	87,280	10	-	200,380

Intersegment sales	31,329	2,825	32,390	659	125	(67,328)	-

Excise taxes	-	-	(3,015)	(21,052)	-	-	(24,067)
Revenues from sales	38,590	21,056	116,973	66,887	135	(67,328)	176,313

Operating expenses	(16,244)	(18,076)	(112,501)	(63,815)	(813)	67,328	(144,121)

Depreciation, depletion and impairment of tangible assets and mineral interests	(10,938)	(1,336)	(1,486)	(978)	(73)	-	(14,811)
Adjusted operating income	11,408	1,644	2,986	2,094	(751)	-	17,381

Net income (loss) from equity affiliates and other items	722	1,356	405	184	42	-	2,709

Tax on net operating income	(4,621)	(611)	(388)	(625)	228	-	(6,017)
Adjusted net operating income	7,509	2,389	3,003	1,653	(481)	-	14,073

Net cost of net debt							(1,983)

Non-controlling interests							(262)
Adjusted net income - group share							11,828

Year 2019 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	8,992	7,053	1,698	1,374	120	-	19,237

Total divestments	368	1,108	322	249	13	-	2,060

Cash flow from operating activities	16,917	3,461	3,837	2,604	(2,134)	-	24,685

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

4th quarter 2020 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	37,940	3	37,943
Excise taxes	(5,595)	-	(5,595)
Revenues from sales	32,345	3	32,348

Purchases, net of inventory variation	(20,781)	273	(20,508)
Other operating expenses	(6,466)	(197)	(6,663)
Exploration costs	(338)	-	(338)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,172)	(371)	(3,543)
Other income	275	563	838
Other expense	(280)	(417)	(697)

Financial interest on debt	(497)	(4)	(501)
Financial income and expense from cash & cash equivalents	32	21	53
Cost of net debt	(465)	17	(448)

Other financial income	173	-	173
Other financial expense	(183)	-	(183)

Net income (loss) from equity affiliates	367	(294)	73

Income taxes	(135)	(14)	(149)
Consolidated net income	1,340	(437)	903
Group share	1,304	(413)	891
Non-controlling interests	36	(24)	12

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

4th quarter 2019 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	49,270	10	49,280
Excise taxes	(5,895)	-	(5,895)
Revenues from sales	43,375	10	43,385

Purchases, net of inventory variation	(28,126)	(86)	(28,212)
Other operating expenses	(6,874)	(216)	(7,090)
Exploration costs	(231)	-	(231)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,761)	(670)	(4,431)
Other income	256	172	428
Other expense	(133)	(102)	(235)

Financial interest on debt	(603)	(3)	(606)
Financial income and expense from cash & cash equivalents	51	-	51
Cost of net debt	(552)	(3)	(555)

Other financial income	143	-	143
Other financial expense	(203)	-	(203)

Net income (loss) from equity affiliates	668	(166)	502

Income taxes	(1,329)	477	(852)
Consolidated net income	3,233	(584)	2,649
Group share	3,165	(565)	2,600
Non-controlling interests	68	(19)	49

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

Year 2020 (M$) (unaudited)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	140,665	20	140,685
Excise taxes	(20,981)	-	(20,981)
Revenues from sales	119,684	20	119,704

Purchases, net of inventory variation	(75,672)	(1,814)	(77,486)
Other operating expenses	(24,850)	(688)	(25,538)
Exploration costs	(731)	-	(731)
Depreciation, depletion and impairment of tangible assets and mineral interests	(13,312)	(8,952)	(22,264)
Other income	1,405	832	2,237
Other expense	(689)	(817)	(1,506)

Financial interest on debt	(2,140)	(7)	(2,147)
Financial income and expense from cash & cash equivalents	68	(31)	37
Cost of net debt	(2,072)	(38)	(2,110)

Other financial income	914	-	914
Other financial expense	(689)	(1)	(690)

Net income (loss) from equity affiliates	1,388	(936)	452

Income taxes	(1,309)	991	(318)
Consolidated net income	4,067	(11,403)	(7,336)
Group share	4,059	(11,301)	(7,242)
Non-controlling interests	8	(102)	(94)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Year 2019 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	200,380	(64)	200,316
Excise taxes	(24,067)	-	(24,067)
Revenues from sales	176,313	(64)	176,249

Purchases, net of inventory variation	(116,464)	243	(116,221)
Other operating expenses	(26,872)	(383)	(27,255)
Exploration costs	(785)	-	(785)
Depreciation, depletion and impairment of tangible assets and mineral interests	(14,811)	(920)	(15,731)
Other income	876	287	1,163
Other expense	(455)	(737)	(1,192)

Financial interest on debt	(2,318)	(15)	(2,333)
Financial income and expense from cash & cash equivalents	(19)	-	(19)
Cost of net debt	(2,337)	(15)	(2,352)

Other financial income	792	-	792
Other financial expense	(764)	-	(764)

Net income (loss) from equity affiliates	2,260	1,146	3,406

Income taxes	(5,663)	(209)	(5,872)
Consolidated net income	12,090	(652)	11,438
Group share	11,828	(561)	11,267
Non-controlling interests	262	(91)	171

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.